EXHIBIT 99.1

Golar LNG Announces Pricing of $500 Million Offering of Senior Notes due 2030

Hamilton, Bermuda, September 25, 2025 — Golar LNG Limited (the “Company”) (Nasdaq: GLNG) today announced the pricing of a private offering (the “Offering”) of $500 million in aggregate principal amount of unsecured senior notes due 2030 (the “Notes”). The Notes will bear interest at a rate of 7.500% per year and will mature on October 2, 2030. The Notes will be issued at par and will be senior unsecured obligations of the Company.

The sale of the Notes to the initial purchasers is expected to settle on October 2, 2025, subject to customary closing conditions.

Important Information

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any offer, solicitation or sale of the Notes in any jurisdiction in which, or to any person to whom, such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. Any offer of the Notes will be made only by means of a private offering memorandum.

The Notes are being offered in the United States only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to persons outside the United States only in compliance with Regulation S under the Securities Act. The Notes have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act and applicable state securities laws.

This press release does not constitute a notice of redemption for the 2025 Unsecured Bonds.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current expectations, estimates and projections. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “will,” “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “subject to” or the negative of these terms and similar expressions are intended to identify such forward-looking statements and include statements related to the offering of the Notes, the terms and conditions, the intended use of proceeds and other non-historical matters.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict and which could cause actual outcomes and results to differ materially from what is expressed or forecasted in such forward-looking statements. Such risks include risks relating to the closing of the Offering and the actual use of proceeds and other risks described in our most recent annual report on Form 20-F filed with the SEC.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
September 25, 2025

Investor Questions: +44 207 063 7900
Karl Fredrik Staubo – CEO
Eduardo Maranhão – CFO
Stuart Buchanan – Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

This announcement is not being made in and copies of it may not be distributed or sent into any jurisdiction in which the publication, distribution or release would be unlawful.